  Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Reports Third Quarter 2017 Financial Results

Shijiazhuang, Hebei Province, China – January 23, 2018 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: YUANF), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the third quarter ended September 30, 2017.

Third Quarter Financial Highlights

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Income for the three months ended September 30, 2017, increased 15.9% to RMB293.7 million (US$44.1 million) compared to the prior year
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Net income totaled RMB8.1 million (US$1.2 million) during the third quarter of 2017, compared to a net loss of RMB10.9 million in the prior year

Operational Highlights

Loan transaction volume across both CeraPay and CeraVest platforms for the third quarter of 2017 totaled approximately RMB6.2 billion (US$0.9 billion). Non-credit transactions, which are transactions utilizing existing cash balances without extension of credit from the Company conducted over the CeraPay platform, are not included in the charts below.

CeraPay (https://www.dianfubao.com)

CeraPay is the Company’s credit advance and online payment processing platform. CeraPay allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, which they can use to make purchase transactions via the CeraPay application. In addition to the 30-day revolving credit line service, CeraPay now offers short-term financing for products purchased through any of the Company’s ecommerce websites (TruShip, AutoChekk and Pingping). These “purchase” financing loans carry 12-month terms with amortized monthly payments. The customers can use the collateral to invest on the CeraVest marketplace until the final payment is due.

Fincera Inc.
January 23, 2018

CeraPay generated credit transactions totaling approximately RMB5.0 billion (US$751.5 million) during the third quarter of 2017, a decrease of approximately RMB322.5 million (US$48.5 million), or 6.0%, compared to the second quarter of 2017, and a 12.3% decrease compared to the third quarter of 2016. This decrease was primarily due to a lower frequency of customers using CeraPay to pay for their purchases when compared to prior periods. Beginning in the third quarter of 2017, the Company began requiring all CeraPay users to provide collateral to the Company, including two residential properties and one vehicle, prior to making a transaction. Fincera earns transaction fees through its CeraPay platform.

CeraVest (https://www.qingyidai.com)

Fincera created CeraVest as an online lending marketplace that provides a short-term operating capital platform for small and medium-sized businesses. CeraVest allows lenders to provide loans to borrowers that have been vetted by the Company. CeraVest also provides investors the opportunity to invest in loans facilitated from the CeraPay platform. From its inception in November 2014 through the third quarter of 2017, CeraVest facilitated over RMB11.3 billion (US$1.7 billion) in loans; the Company’s loan portfolio from CeraVest was approximately RMB3.1 billion (US$0.5 billion) at September 30, 2017.

Currently, customers may invest in three types of loans on the CeraVest platform: a 30-day loan with an annualized return of 8.1% if held to maturity, a 180-day loan with an annualized return of 8.62% if held to maturity, and a 12 month loan with an annualized return of 9.02% that returns principal and interest monthly. In addition, investors may trade the 30-day and 180-day loans on a secondary marketplace offered by CeraVest with pricing provided by the Company.

The Company also had a flexible investment product that yielded an annualized return of 8.03% to investors. This product was phased out by the end of 2017 to comply with recent government regulations and is no longer offered by the Company.

Fincera Inc.
January 23, 2018

CeraVest facilitated RMB1.1 billion (US$165.3 million) during the third quarter of 2017, a decrease of approximately RMB413.5 million (US$62.1 million), or 27.1%, compared to the second quarter of 2017 and a 12.7% decrease compared to the third quarter of 2016. The decrease was primarily a result of customers delaying truck purchases until after the third quarter of 2017 to meet new government-imposed emission standards that recently went into effect. CeraVest had a total loan portfolio unpaid principal balance of approximately RMB3.1 billion (US$463.3 million) at September 30, 2017. Fincera earns facilitation fees on CeraVest loans.

Operational Updates

Fincera is pleased to announce that it has made progress with certain corporate initiatives, including:

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Implementing a four-pronged sales channel that consists of company-owned stores, employee-owned stores, franchise stores, and part-time individual sales agents;
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Launching three new products through the CeraVest platform (Qingying, Yueying and Zhongying, referred to as the “new products” in this press release) and discontinuing certain products (Fixed, Flex and Chuangying, referred to as the “discontinued products” in this press release) to comply with the latest government regulations;
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Moving forward with retaining China CITIC Bank as its custodian for all customer accounts;
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Entering into a partnership with Sinoiov (a provider of information services to the road freight industry) to provide payment cards for customers of Sinopec (an operator of a network of service stations in China) ; and
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Launching a new product that allows truck owners to use CeraPay to pay drivers’ wages.

Management Commentary

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “We are pleased with the continued adoption of our CeraPay and CeraVest products in the third quarter of 2017. While we did see decreases in CeraPay transactions and CeraVest loans facilitated during the period, our top line improved by nearly 23% year over year primarily as a result of increased interest income earned on CeraVest loans and from facilitation fees. And despite increased operating expenses related to product development and sales and marketing, we remained profitable in the third quarter of 2017. With our recently expanded sales strategy and new partnerships and products, we expect small and medium-sized businesses in China will continue to see the value Fincera’s flagship CeraPay and CeraVest products, as well as our other offerings, can bring to their everyday processes. We remain committed to bringing our customers increased innovation, convenience, and quality, and are continually working to improve our products and services.”

Currency Conversion

This release contains approximate translations of certain RMB amounts into US$ for convenience. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6533 to US$1.00, the effective noon buying rate on September 30, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

Third Quarter 2017 Financial Results
Income (Revenues)

The table below sets forth certain line items from the Company’s Consolidated Statement of Income as a percentage of income:

(RMB in thousands)	Three months ended September 30, 2017		Three months ended September 30, 2016
	Amount	% of Revenue	Amount	% of Revenue	% Change
Facilitation fee	95,505	32.52%	-	-	N/A
Interest income	89,396	30.44%	73,749	29.10%	21.2%
Service charges	33,909	11.55%	129,205	50.99%	-73.8%
Property lease and management and hotel revenue	51,451	17.52%	44,761	17.66%	14.9%
Other income	23,431	7.97%	5,699	2.25%	311.1%
Total income	293,692	100.0%	253,414	100.0%	15.9%

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Total income for the three months ended September 30, 2017, increased 15.9% to RMB293.7 million (US$44.1 million), from RMB253.4 million in the prior-year period, primarily due to growth in the aggregate amount of loans outstanding under the Company’s CeraVest product, which was partially offset by a decline in transaction fees for the CeraPay product due to a decrease in transaction volume.

Fincera Inc.
January 23, 2018

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Facilitation fees, which represent upfront fees charged for the work Fincera performs through its platform, such as: loan information consultancy, credit and evaluations, and lender recommendation, totaled RMB95.5 million (US$14.4 million) in the three months ended September 30, 2017, due to the launch of new products in July 2017.
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Interest income, which represents interest earned on CeraVest loans, increased 21% to RMB89.4 million (US$13.4 million) in the three months ended September 30, 2017, from RMB73.7 million in the prior-year period, mainly due to interest income from receivables on loans which were issued after the second quarter of 2017. The increment of interest income from new products was offset by a decline in interest income from old products.
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Service charges, which represent CeraPay transaction fees, decreased 73.8% to RMB33.9 million (US$5.1 million) in the three months ended September 30, 2017, from RMB129.2 million in the prior-year period. This was a result of a decline in transactions processed through CeraPay. During the third quarter of 2017, RMB5.0 billion (US$751.5 million) of transactions were processed through CeraPay, a 12.3% decrease from the RMB5.7 billion transactions processed in the third quarter of 2016.
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Property lease and management revenues increased 14.9% to RMB51.5 million (US$7.7 million) during the third quarter of 2017, compared to RMB44.8 million in the prior-year period. The occupancy rate of the Kai Yuan Finance Center during the three months ended September 30, 2017 increased to 82%, compared to 70% at September 30, 2016. Income from the Company’s hotel operation at the Kai Yuan Finance Center also increased during the period.
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Other income is mainly comprised oflate payment fees (penalty income) from both CeraPay and CeraVest and cash incentives granted to investors. Other income increased 311.1% to RMB23.4 million (US$ 3.5 million) during the third quarter of 2017, compared to RMB5.7 million in the prior-year period due to the strengthening of collection efforts.

Operating Costs and Expenses
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The Company’s operating costs and expenses increased 9.1% to RMB281.3 million (US$42.3 million) during the third quarter of 2017 from RMB257.9 million in the prior-year period, primarily due to increased interest expense, provision for credit losses, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company’s Internet-based business.

Income from Continuing Operations Before Income Taxes
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Income from continuing operations before income taxes totaled RMB12.3 million (US$1.9 million) during the third quarter of 2017, compared to a loss of RMB4.4 million in the prior-year period, primarily as a result of the increased incomes mentioned above.

Income (Loss) from Discontinued Operations, Net of Taxes
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Income from discontinued operations, net of taxes, totaled RMB2.3 million (US$0.34 million) during the third quarter of 2017, compared to a loss of RMB7.1 million in the prior-year period. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations. The income during the current period was caused by the collection of overdue traditional leasing receivables and the reversal of the corresponding provision recorded against them on the Company’s financial statements. The loss in the prior-year period was primarily caused by the disposition of sales branches.

Net Income (Loss)
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Net income totaled RMB8.1 million (US$1.2 million) during the third quarter of 2017, compared to a net loss of RMB10.9 million in the prior-year period.

Balance Sheet Highlights

At September 30, 2017, Fincera’s cash and cash equivalents (not including restricted cash) were RMB680.8 million, compared to RMB722.3 million at December 31, 2016. Total liabilities were RMB7.2 billion and stockholders’ equity was negative RMB155.0 million, compared to RMB7.0 billion and RMB157.1 million, respectively, at December 31, 2016. The reduction in stockholders’ equity was primarily a result of the US$2.00 per share cash dividend that the Company declared in September 2017.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Fincera Inc.
January 23, 2018

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

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continued compliance with government regulations;

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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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changes in government policy;

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;

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the Company’s ability to successfully integrate recent acquisitions;

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credit risk affecting the Company’s revenue and profitability, including its ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@fincera.net	Investor Relations The Equity Group Inc. Carolyne Y. Sohn Senior Associate (415) 568-2255 / csohn@equityny.com Adam Prior Senior Vice President (212) 836-9606 / aprior@equityny.com

Fincera Inc.
January 23, 2018

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) (Unaudited)
(in thousands except share and per share data)

	Three months ended September 30,			Nine months ended September 30,
	2017	2017	2016	2017	2017	2016
	US$	RMB	RMB	US$	RMB	RMB

Income
Facilitation fee	14,355	95,505	-	14,355	95,505	-
Interest income	13,436	89,396	73,749	36,425	242,349	164,963
Service charges	5,097	33,909	129,205	37,613	250,248	324,513
Property lease and management	7,733	51,451	44,761	20,792	138,338	128,099
Other income	3,522	23,431	5,699	11,042	73,469	7,722
Total income	44,142	293,692	253,414	120,227	799,909	625,297

Operating Costs and Expenses
Interest expense	12,471	82,974	72,334	40,441	269,063	189,012
Interest expense, related parties	6,561	43,653	7,446	16,961	112,849	19,579
Provision for credit losses	1,012	6,735	60,746	5,664	37,687	121,115
Product development expense	3,168	21,076	15,784	9,359	62,269	43,238
Property and management cost	4,239	28,201	28,325	12,419	82,627	82,136
Selling and marketing	6,238	41,504	26,084	15,773	104,941	59,936
General and administrative	8,597	57,199	47,140	24,889	165,592	125,506
Total operating costs and expenses	42,286	281,342	257,859	125,506	835,028	640,522

Income (loss) from continuing operations before income taxes	1,856	12,350	(4,445)	(5,279)	(35,119)	(15,225)
Income tax provision (benefit)	987	6,567	(654)	(839)	(5,583)	(1,677)
Income (loss) from continuing operations	869	5,783	(3,791)	(4,440)	(29,536)	(13,548)

Income (loss) from discontinued operations, net of taxes	343	2,286	(7,096)	1,259	8,374	(14,972)
Net income (loss)	1,212	8,069	(10,887)	(3,181)	(21,162)	(28,520)
Foreign currency translation adjustment	918	6,108	2,209	(167)	(1,109)	(760)

Comprehensive income (loss)	2,130	14,177	(8,678)	(3,348)	(22,271)	(29,280)

Earnings per share
Basic
Continuing operations	0.02	0.12	(0.08)	(0.09)	(0.63)	(0.29)
Discontinued operations	0.01	0.05	(0.15)	0.03	0.18	(0.32)
	0.03	0.17	(0.23)	(0.06)	(0.35)	(0.61)

Diluted
Continuing operations	0.02	0.12	(0.08)	(0.09)	(0.63)	(0.29)
Discontinued operations	0.01	0.05	(0.15)	0.03	0.18	(0.32)
	0.03	0.17	(0.23)	(0.06)	(0.35)	(0.61)

Weighted average shares outstanding
Basic	47,276,456	47,276,456	47,108,970	47,216,027	47,216,027	47,109,278
Diluted	49,043,297	49,043,297	47,108,970	47,216,027	47,216,027	47,109,278

Note: For the three and nine months ended September 30, 2017, the figures are converted from RMB to USD at the spot rate of RMB 6.6533 to US$1.00 while U.S. GAAP requires such conversion to be made using average rates prevailing during each reporting period.

Fincera Inc.
January 23, 2018

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	As of September 30,		As of December 31,
	2017		2016
	US$ (Unaudited)	RMB (Unaudited)	RMB
ASSETS
Current assets
Cash and cash equivalents	102,329	680,828	722,301
Restricted cash	27,111	180,375	42,517
Other financing receivables, net	268,074	1,783,577	2,049,444
Loans, net	209,586	1,394,436	2,575,717
Prepaid expenses and other current assets	10,245	68,160	45,593
Loans receivable	108,718	723,334	—
Loans held for transfer	78,872	524,760	—
Net investment receivable	9,036	60,121	—
Current assets of discontinued operations	10,069	66,992	100,318
Total current assets	824,040	5,482,583	5,535,890

Noncurrent assets
Property, equipment and leasehold improvements, net	205,250	1,365,592	1,401,780
Deferred income tax assets – non-current	27,116	180,411	163,209
Non-current assets of discontinued operations	6,708	44,632	51,147
Total assets	1,063,114	7,073,218	7,152,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Dividends payable	30,204	200,957	—
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of 680,000 and 520,000 as of September 30, 2017 and December 31, 2016, respectively)	102,205	680,000	580,000
Long-term bank borrowings, current portion	10,559	70,250	62,000
Borrowed funds from CeraVest loan investors, related party (including borrowed funds from CeraVest loan investors, related party of the consolidated VIEs without recourse to Fincera of RMB 330 and 930 as of September 30, 2017 and December 31, 2016, respectively)	618	4,111	30,171
Borrowed funds from CeraVest loan investors (including borrowed funds from CeraVest loan investors of the consolidated VIEs without recourse to Fincera of RMB 1,550,139 and 1,583,564 as of September 30, 2017 and December 31, 2016, respectively)	369,016	2,455,176	3,035,586
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB 2,360,168 and 1,392,400 as of September 30, 2017 and December 31, 2016, respectively)	368,631	2,452,612	1,900,533
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB 335,732 and 201,596 as of September 30, 2017 and December 31, 2016, respectively)	92,426	614,939	424,567
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of 18,216 and 25,951 as of September 30, 2017 and December 31, 2016, respectively)	4,647	30,921	37,986
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of RMB 1,012 and 5,591 as of September 30, 2017 and December 31, 2016, respectively)	3,583	23,835	31,012
Total current liabilities	981,889	6,532,801	6,101,855

Non-current liabilities:
Long-term bank borrowings	91,946	611,749	664,000
Long-term payables, related parties	12,568	83,617	229,118
Total liabilities	1,086,403	7,228,167	6,994,973

Stockholders’ (deficiency) equity
Preferred shares, $0.001 par value, 1,000,000 shares authorized; -no shares issued or outstanding at September 30, 2017 and December 31,2016	—	—	—
Common stock - $0.001 par value, 1,000,000,000 shares authorized, 47,284,620 and 47,123,898 shares outstanding as of 9/30/2017 and 12/31/2016, respectively	49	327	327
Additional paid-in capital	101,069	672,441	962,173
Statutory reserves	23,440	155,954	159,801
Accumulated losses	(150,679)	(1,002,511)	(985,196)
Accumulated other comprehensive income	2,832	18,839	19,948
Total stockholders’ (deficiency) equity	(23,289)	(154,950)	157,053

Total liabilities and stockholders’ (deficiency) equity	1,063,114	7,073,217	7,152,026